===================================              ----------------------------
             FORM 3                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number       3235-0104
    subject to Section 16. Form 4                 Expires:
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Date of Event         4.  Issuer Name and Ticker or Trading Symbol
                                                Requiring
                                                (Month/Day/Year)
   American Bio Corp.                              9/06/00                 Agritope, Inc. (AGTO)
------------------------------------------   ------------------       --------------------------------------------------------------
(First)    (First)        (Middle)            3. IRS or Social         5. Relationship of Reporting Person  6. If Amendment, Date of
 c/o Harris Moran Seed Company                  Security Number          to Issuer (Check all applicable)     Original
 555 Condoni Avenue                             of Reporting          ______ Director  ___X___ 10% Owner      (Month/Day/Year)
------------------------------------------      Person                ______  Officer  _______ Other
          (Street)                              (Voluntary)               (give title         (specify      7. Individual or Joint/
                                                36-3087046                 below)              below)          Group
Modesto      California  95352-4938                                                                          Filing (Check App-
------------------------------------------          N/A                                                        licable Line)
(City)     (State)     (Zip)                                                                                   _X__ Form filed by
                                                                                                               One Reporting Person
                                                                                                               ___ Form filed by
                                                                                                               More than One
                                                                                                               Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------------- ------------ ----------------------------------- --------------- ------------- ---------
1. Title of Security        2. Amount of     3. Owner-     4. Nature of
   (Instr. 4)                  Securities       ship         Indirect
                               Beneficially     Form:        Beneficial
                               owned at         Direct       Ownership
                               End of Month     (D) or       (Instr. 5)
                               (Instr. 4)       Indirect
                                                (I)
                                                (Instr. 5)

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                    SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).



FORM 3 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- -----------------  ------------ ----------------- ------------
1.Title of Deri-  2.Date    3.Title and Amount  4.Conversion   5.Ownership      6.Nature of
vative Security   Exercis-    of Securities       or Exercise    Form of          Beneficial
(Instr.4)         able and    Underlying          Price of       Derivative       Indirect
                  Expiration  Derivative          Derivative     Security:        Ownership
                  Date        Security (Instr. 4) Security       Direct (D)       (Instr. 5)
                  (Month/Day/                                    or Indirect (I)
                  Year)                                          (Instr. 5)

                 ------ -----  ----------------
                 Date    Expi-   Title   Amount
                 Exer-   ration          or Number
                 cisable Date            of Shares

--------------  ------- -----  -------- -------- -------------------------------------------
Series A          (1)    N/A   Common   564,285      N/A              D              --
Convertible                    Stock
Preferred Stock
--------------  ------- -----  -------- -------  -------------------------------------------
Warrants to       (2)  9/28/04 Common    87,500    $7.00              D              --
Purchase                       Stock
Series A
Convertible
Preferred Stock
--------------  ------- -----  -------- -------  ---------------------------------------

Explanation of Responses:
(1) The shares of Series A Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, without the payment of additional consideration by the holder thereof.
(2) The warrants are exercisable at any time prior to 5 p.m., U.S. Pacific Time, on the expiration date.

Note: American Bio Corp.'s future filings with respect to these Agritope, Inc. securities will be made jointly with the filings of Vilmorin Clause & Cie, an indirect beneficial owner of the securities.


                             AMERICAN BIO CORP.

                             By: /s/ Pierre Lefebvre                 9/30/00
                              Name:  Pierre Lefebvre
                              Title: CEO
                             **(Signature of Reporting Person)        Date


**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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